EXHIBIT 18




                           BATTERY PARK FUNDS, INC.

                             MULTIPLE CLASS PLAN

This Multiple Class Plan ("Plan") is adopted by BATTERY PARK FUNDS, INC. (the "Corporation"), a Maryland corporation with respect to the classes of shares ("Classes") of the portfolios of the Corporation (the "Funds") set forth on exhibit(s) hereto.


1.   PURPOSE
     -------

     This Plan is adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Rule"), in connection with the issuance by the Corporation of more than one class of shares of any or all of the Funds in reliance on the Rule and to make payments as contemplated herein.


2.  SEPARATE ARRANGEMENTS/CLASS DIFFERENCES
    ---------------------------------------

     a.   Designation of Classes:  The Funds set forth on exhibit(s)
          ----------------------
          hereto offer two classes of shares: Class A Shares and Class Y
          Shares.

     b.   Categories/types of investors eligible to purchase each class of
          ----------------------------------------------------------------
          shares:  Class Y Shares are sold only to certain qualified investors
          ------
          and other entities as defined in the prospectus.

     c.   Sales loads:  A maximum sales charge of 4.5% as a percentage of
          -----------
          offering price is imposed on purchases of Class A Shares. This sales charge will be waived with respect to all investors who purchase Class A Shares for a certain period of time following the Fund's effective date (the "Special Offering"). Redemption by Shareholders who purchase shares during the Special Offering will be subject to a contingent deferred sales charge if such redemption occurs within one year of the date of purchase.

          Class Y Shares are offered at net asset value without a sales charge to qualified investors investing at least a minimum of $1 million. Class Y Shares are also offered to Directors of the Corporation and to retirement plans administered by Nomura Corporate Research and Asset Management Inc. ("NCRAM"), or its affiliates for the benefit of employees of NCRAM and/or its affiliates.

     d.   12b-1 fees:  Under the applicable Distribution Plan adopted
          ----------
          pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended, the Funds are authorized to pay distribution fees of up to
          0.25 of 1% of the average daily net assets of Class A Shares to finance any activity which is principally intended to result in the sale of Class A Shares.

     e.   Minimum investments:  The minimum initial purchase for Class A
          -------------------
          Shares is $1,000 and the minimum subsequent purchase is $100. The minimum initial purchase for Class Y Shares is $1 million.

     f.   Voting rights:  Shareholders of each Class are entitled to one
          -------------
          vote for each share held and fractional votes for each fractional share held on the record date for the election of Directors and any other matter requiring a shareholder vote. Shareholders of the Corporation will vote in the aggregate and not by Fund or Class except (i) as otherwise expressly required by law or when the Directors determine that the matter to be voted upon affects only the interests of the shareholders of a particular Fund or Class, and (ii) only holders of Class A Shares will be entitled to vote on matters submitted to shareholder vote with respect to the Rule 12b-1 Plan applicable to such Class.

     g.   Special services or features related to purchasing or redeeming
          ---------------------------------------------------------------
          shares:  Shareholders who have redeemed their Class A Shares have a
          ------
          one-time privilege to reinstate their accounts by purchasing Class A shares of the Funds, at net asset value without a sales charge, up to the dollar amount redeemed. The reinstatement privilege is a one-time privilege. It may be exercised only the first time a Class A shareholder makes a redemption and must be exercised within 90 days of the date of the redemption request.


3.   EXPENSE ALLOCATIONS
     -------------------

     12B-1 FEES:  Expenses incurred pursuant to the Rule 12b-1 Plan will
     ----------
     be borne solely by the Class A Shares of the Funds.


     SHAREHOLDER SERVICES:  The Corporation may enter into a Shareholder
     --------------------
     Services Agreement with the Transfer Agent of the Corporation, Federated Shareholder Services Company ("FSSC"), under which the Corporation may make additional payments up to 0.25 of 1% of the average daily net asset value of Class A Shares to obtain certain personal services for certain shareholders and the maintenance of certain shareholder accounts. FSSC would either perform shareholder services directly or will select financial institutions to perform shareholder services, and financial institutions would receive fees based upon Class A Shares owned by clients or customers. The schedule of such fees and the basis upon which such fees will be paid will be determined from time to time by the Corporation and FSSC.


IV.  CONVERSION FEATURES
     -------------------

     When the aggregate net investments of clients of a financial planner with appropriate arrangements with the Fund(s) or Nomura Corporate Research and Asset Management Inc. or the investment of a single investor in Class A Shares reaches $1 million, such Class A Shares will convert to Class Y Shares upon written request by the financial planner or investor. Thereafter, such financial planner or individual investor will be offered Class Y Shares of the Fund(s) so long as the aggregate net investment of clients of such financial planner or the investment of such individual investor equals at least $1 million in the Fund(s) at the date the purchase order is accepted by the Transfer Agent. Conversion of Class A Shares into Class Y Shares will occur at least once each month ("Conversion Date") on the basis of the relative net asset values of the shares of the two classes on the Conversion Date, without the imposition of any fee or any other charge.


V.   EFFECTIVENESS
     -------------

     This Plan shall become effective with respect to each Class, (i) to the extent required by the Act, after approval by a majority vote of:
     (a) the Corporation's Board of Directors; (b) the members of the Board of the Corporation who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the Corporation's Plan, and (ii) upon execution of an exhibit adopting this Plan with respect to such Class.


VI.  AMENDMENT
     ---------

     Any material amendment to this Plan will be effective after approval by a majority vote of: (a) the Corporation's Board of Directors; and
     (b) the members of the Board of the
     Corporation who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the Corporation's Plan.

                                  EXHIBIT A
                                    to the
                             Multiple Class Plan

                           BATTERY PARK FUNDS, INC.

                         Battery Park High Yield Fund
                                Class A Shares
                                Class Y Shares



      This Multiple Class Plan is adopted by Battery Park Funds with respect to the Classes of Shares of the Fund of the Corporation set forth above.

      Witness the due execution hereof this 1st day of October, 1996.


                              BATTERY PARK FUNDS, INC.


                              By:
                                 -------------------------
                                 Robert Levine
                                 President